EXHIBIT 99.1

News Release



Contact: Investor Relations
Phone: (713) 324-4755
Email: xjtinvestor@expressjet.com

EXPRESSJET REPORTS FOURTH QUARTER AND FULL-YEAR EARNINGS

HOUSTON, Jan. 24, 2006 - ExpressJet Holdings, Inc. (NYSE:XJT) today reported fourth quarter net income of $24.9 million, or $0.42 diluted earnings per share. For the full year ended Dec. 31, 2005, net income totaled $98 million, or $1.65 diluted earnings per share.

During the quarter, the company's ExpressJet Airlines subsidiary flew 12.5 percent more block hours and 11,304 more departures than the fourth quarter of 2004, operated at record-breaking load factors and maintained a 99.8 percent controllable completion factor, which excludes cancellations due to weather and air traffic control.

"Our employees turned in another year of industry leading performance by continuing to focus on our core strategies – customer service, cost efficiency and operational integrity," said ExpressJet President and CEO Jim Ream.

FOURTH QUARTER AND YEAR-END REVIEW AND HIGHLIGHTS

Operational Review

Fourth quarter operating revenue increased 5 percent to $405 million, versus $387 million in the fourth quarter of 2004. Compared to the same period last year, the company's ExpressJet Airlines subsidiary grew its capacity 14 percent to 3.1 billion available seat miles, with block hours increasing 12.5 percent to 213,685. Revenue passenger miles were up 20 percent, resulting in a 3.5 points year-over-year increase in load factor to 76.1 percent. The airline operated at a 99.8 percent controllable completion factor during the fourth quarter, which excludes cancellations due to weather and air traffic control, and an overall completion rate of 97.9 percent.

For the year ended 2005, ExpressJet Airlines carried over 16 million passengers, 2.3 million more than in 2004 on 44,873 more flights than in 2004 and operated at all-time record monthly load factors for five consecutive months from August to December 2005.

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During fourth quarter 2005, ExpressJet Airlines accepted five deliveries of Embraer's extended-range ERJ-145XR, bringing the total deliveries for the year to 21 and the year-end total operating fleet to 266 jets. ExpressJet Airlines anticipates the final eight ERJ-145XR deliveries during 2006 to complete its firm order position.

Also during the quarter, ExpressJet Holdings announced that its ExpressJet Services subsidiary signed an agreement with Aircelle Safran Group to become the manufacturer's premier North American repair facility for thrust reversers and nacelles on Embraer ERJ 135, 145, 170 and Legacy aircraft and that ExpressJet Airlines began providing third-party training services.

Financial Review

ExpressJet's fourth quarter 2005 operating income reflected a 9.8 percent operating margin, as compared with an operating margin of 14.2 percent for the fourth quarter 2004. For the fourth quarter 2005, ExpressJet Airlines performed better than its budgeted rates under its capacity purchase agreement with Continental Airlines and rebated $4.2 million back to Continental to reach its contractual operating margin of 10 percent. Additional expenses were incurred in fourth quarter 2005 compared to the same period in 2004 mainly for items unrelated to our agreement with Continental that drove the company's overall operating margin below 10 percent.

ExpressJet ended the year with $21 million more in cash for a total cash and cash equivalents balance of $236.5 million, including $9.2 million in restricted cash. During the quarter, the company made a scheduled principal and interest payment of $27.9 million on its note payable to Continental. The outstanding balance of the note at Dec. 31, 2005 was $17.5 million. The company expects to make the final principal payment on March 31, 2006.

For the full year ended Dec. 31, 2005, ExpressJet's operating income reflected a 10 percent operating margin, as compared with an operating margin of 13.6 percent during the prior year. Total incentive payments earned by ExpressJet in 2005 were $4.2 million compared to $11.5 million in 2004.

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For the full year 2005, ExpressJet's quarterly results consistently exceeded the contractual operating margin band of 10 percent contemplated in the capacity purchase agreement, leading to a total rebate of $23.4 million to Continental, as compared to $61 million rebated during 2004. The rebates, combined with payments under the companies' tax agreement, constituted $48.7 million in total cash payments to Continental during 2005.

Capital expenditures for the fourth quarter of 2005 totaled approximately $7.4 million, compared with $8.3 million for the same period in 2004. ExpressJet anticipates capital expenditures of approximately $15 million for 2006.

During the quarter, Holdings did not make any purchases related to its previously announced stock repurchase program.

In September 2005, ExpressJet began negotiations with Continental to review and revise the scheduled block hour rates for 2006 as required under the companies' capacity purchase agreement. Under the current agreement, ExpressJet receives payment for each scheduled block hour in accordance with a formula designed to provide it with an operating margin of 10 percent. The parties are still negotiating the 2006 rates and Continental has agreed to continue paying ExpressJet at the December 2005 rates until an agreement is reached. Any agreement to revise the current rate structure will be retroactive to January 1, 2006.

In December 2005, Continental notified ExpressJet of its intention to withdraw 69 aircraft, 44 ERJ-145XRs and 25 ERJ-145LRs, from the capacity purchase agreement. Continental announced that the withdrawal of aircraft from the agreement will begin in December 2006 and be completed during summer 2007. ExpressJet has nine months to decide whether it will retain any of the 69 aircraft or cancel the subleases and return the aircraft to Continental. In the meantime, Continental announced its intention to request proposals from other regional carriers to replace the service for the withdrawn capacity.

ExpressJet will conduct a telephone briefing to discuss its fourth quarter results Tuesday, January 24 at 10:00 a.m. EST (9:00 a.m. CST). A live webcast of this briefing will be available online at expressjet.com - investor relations.

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CORPORATE BACKGROUND

ExpressJet Holdings has strategic investments in the air transportation sector, including ExpressJet Airlines, Inc. and ExpressJet Services, LLC. ExpressJet Airlines operates a fleet of Embraer regional jets as Continental Express to 152 destinations in the United States, Canada, Mexico, Central America and the Caribbean, and provides third-party training through its Training Services division. ExpressJet Services, LLC provides third-party repair services. The company is the sole stockholder of these subsidiaries and also invests in other entities that permit it to leverage the management experience, efficiencies and economies of scale present in its subsidiaries. For more information, visit expressjet.com.

The statements in this document that refer to plans and expectations, including capital expenditures for 2006, are forward-looking statements involving a number of risks and uncertainties. Many factors could affect the company's actual results, and variances from current expectations regarding such factors could cause actual results to differ materially from those expressed in these forward-looking statements. Some of the known risks that could significantly impact the company's revenues, operating results and capacity include: its dependence on the capacity purchase agreement with Continental; its dependence on Continental's financial and operational stability; its aircraft and facility leases with Continental; the ability to implement its growth strategy; its ability to enhance the value of its investments; certain tax matters; deliveries of additional aircraft; flight disruptions as a result of operational matters; regulatory developments and costs, including the costs and other effects of enhanced security measures and other possible regulatory requirements; and competition and industry conditions. Additional information concerning risk factors that could affect the company's actual results are described in filings with the Securities and Exchange Commission, including the company's 2004 annual report on Form 10-K. The events described in the forward-looking statements might not occur or might occur to a materially different extent than described herein. The company undertakes no duty to update or revise any of its forward-looking statements, whether as a result of new information, future events or otherwise.

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EXPRESSJET HOLDINGS, INC. AND SUBSIDIARIES

FINANCIAL SUMMARY
(In thousands, except per share data)

	Three Months Ended December 31,		Increase/ (Decrease)
	2005	**2004**	
Operating Revenue	$ 404,965	$ 386,975	4.6%
Operating Expenses:			
Wages, salaries and related costs	91,366	79,725	14.6%
Aircraft rentals	80,162	72,689	10.3%
Aircraft fuel and related taxes	53,680	48,707	10.2%
Maintenance, materials and repairs	47,249	38,961	21.3%
Ground handling	23,934	27,190	(12.0%)
Other rentals and landing fees	25,916	21,108	22.8%
Outside services	8,886	6,578	35.1%
Depreciation and amortization	7,008	5,914	18.5%
Other operating expenses	27,261	31,081	(12.3%)
	365,462	331,953	10.1%
Operating Income	39,503	55,022	(28.2%)
Nonoperating Income (Expense):			
Interest expense	(2,426)	(2,696)	(10.0%)
Interest income	2,647	1,208	n/m
Capitalized interest	57	190	(70.0%)
Other, net	(111)	34	n/m
	167	(1,264)	n/m
Income before Income Taxes	39,670	53,758	(26.2%)
Income Tax Expense	14,798	20,131	(26.5%)
Net Income	$ 24,872	$ 33, 627	(26.0%)
Basic EPS	$ 0.46	$ 0.62	(25.8%)
Diluted EPS	$ 0.42	$ 0.56	(25.0%)
Operating Margin	9.8%	14.2%	(4.4pts)
Basic Shares Used for EPS Calculation	53,759	54,245	(0.9%)
Diluted Shares Used for EPS Calculation	61,411	61,814	(0.7%)

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EXPRESSJET HOLDINGS, INC. AND SUBSIDIARIES

FINANCIAL SUMMARY
(In thousands, except per share data)

	Twelve Months Ended December 31,		Increase/ (Decrease)
	2005	**2004**	
Operating Revenue	$ 1,562,818	$ 1,507,524	3.7%
Operating Expenses:			
Wages, salaries and related costs	349,390	319,159	9.5%
Aircraft rentals	309,018	281,455	9.8%
Aircraft fuel and related taxes	210,412	187,088	12.5%
Maintenance, materials and repairs	181,347	154,027	17.7%
Ground handling	95,423	105,742	(9.8%)
Other rentals and landing fees	104,043	87,602	18.8%
Outside services	28,663	29,299	(2.2%)
Depreciation and amortization	26,992	23,537	14.7%
Other operating expenses	100,987	114,188	(11.6%)
	1,406,275	1,302,097	8.0%
Operating Income	156,543	205,427	(23.8%)
Nonoperating Income (Expense):			
Interest expense	(10,745)	(11,841)	(9.3%)
Interest income	8,295	3,673	n/m
Capitalized interest	506	581	(12.9%)
Other, net	(365)	164	n/m
	(2,309)	(7,423)	(68.9%)
Income before Income Taxes	154,234	198,004	(22.1%)
Income Tax Expense	56,241	75,233	(25.2%)
Net Income	$ 97,993	$ 122,771	(20.2%)
Basic EPS	$ 1.81	$ 2.26	(19.9%)
Diluted EPS	$ 1.65	$ 2.04	(19.1%)
Operating Margin	10.0%	13.6%	(3.6pts)
Basic Shares Used for EPS Calculation	54,117	54,220	(0.2%)
Diluted Shares Used for EPS Calculation	61,722	61,779	(0.1%)

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EXPRESSJET HOLDINGS, INC. AND SUBSIDIARIES

STATISTICS	Three Months Ended December 31,		Increase/ (Decrease)
	2005	**2004**	
Revenue passenger miles (millions)	2,356	1,970	19.6%
Available seat miles (millions)	3,095	2,713	14.1%
Passenger load factor	76.1%	72.6%	3.5pts
Block hours	213,685	190,003	12.5%
Departures	115,476	104,172	10.9%
Operating cost per available seat mile (cents) [1]	11.76	12.24	(3.9%)
Operating cost per block hour (dollars) [1]	1,703	1,747	(2.5%)
Average fuel cost per available seat mile (cents)	1.73	1.80	(3.9%)
Average price per gallon of fuel (cents)	71.20	71.20	—
Fuel gallons consumed (millions)	75.4	68.4	10.2%
Average length of aircraft flight (miles)	549	535	2.6%
Actual aircraft in fleet at end of period	266	245	8.6%
Average daily utilization of each aircraft	8 hrs 49 min	8 hrs 32 min	3.3%
Controllable completion factor	99.8%	99.9%	(0.1pts)
Completion factor	97.9%	98.3%	(0.4pts)

EXPRESSJET HOLDINGS, INC. AND SUBSIDIARIES

STATISTICS	Twelve Months Ended December 31,		Increase/ (Decrease)
	2005	**2004**	
Revenue passenger miles (millions)	8,938	7,417	20.5%
Available seat miles (millions)	11,973	10,410	15.0%
Passenger load factor	74.7%	71.3%	3.4pts
Block hours	827,369	729,698	13.4%
Departures	449,928	405,055	11.1%
Operating cost per available seat mile (cents) [1]	11.72	12.51	(6.3%)
Operating cost per block hour (dollars) [1]	1,696	1,784	(4.9%)
Average fuel cost per available seat mile (cents)	1.76	1.80	(2.2%)
Average price per gallon of fuel (cents)	71.20	71.20	—
Fuel gallons consumed (millions)	295.5	262.8	12.4%
Average length of aircraft flight (miles)	545	528	3.2%
Actual aircraft in fleet at end of period	266	245	8.6%
Average daily utilization of each aircraft	8 hrs 52 min	8 hrs 31 min	4.2%
Controllable completion factor	99.7%	99.9%	(0.2pts)
Completion factor	97.7%	98.4%	(0.7pts)

[1] Operating cost per available seat mile and block hour are calculated using operating costs related to our flight operations.

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STATISTICAL INFORMATION

	Three Months Ended December 31,		Increase/ (Decrease)
	2005	**2004**	
PERFORMANCE MEASURES:			
Operating margin per the capacity purchase agreement (CPA) [1]	10.0%	11.5%	(1.5pts)
Adjustments:			
Add: excluded labor [2]	—%	3.1%	(3.1pts)
Add: other costs excluded from the CPA	(0.5%)	(0.9%)	0.4pts
Add: Incentives [3] and other revenues, net, excluded from the CPA	0.3%	0.5%	(0.2pts)
Actual operating margin as reported	9.8%	14.2%	(4.4pts)

(1)   Under the capacity purchase agreement, the operating margin for 2004 was to be between 8.5% and 11.5% each quarter, but excluded the effect of any unanticipated changes in most labor costs, performance incentive payments and miscellaneous revenues and costs related to services provided to other customers. This margin cap was set at 10.0% effective January 1, 2005, including unanticipated changes in labor costs, to the extent the results do not drive the margin below the margin floor (8.5%). The company can continue to receive incentive payments (see (3) below), which may bring its operating margin above 10%.

(2)   Excluded labor impact on operating margin is only related to the operating margin pursuant to the capacity purchase agreement for the 2004 calculation.

(3)   The performance incentive payments were made to us primarily due to our high controllable completion factor (which excludes weather and air traffic control cancellations) of 99.8% and 99.9% for the three months ended December 30, 2005 and 2004, respectively, as compared to our historical benchmark controllable completion factor of 99.4% and 99.2% for the corresponding periods. As part of the 2005 rate resetting, we are only required to pay Continental a penalty for controllable completion factors below 99.5% instead of using our rapidly rising historical benchmark, which is expected to exceed 99.5% by 2006.

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